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02003656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39947

RECEIVED MAR 0 1 ...

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 3/4/02

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PUTNAM LOVELL SECURITIES INC.

OFFICIAL USE ONLY
22698
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FOUR EMBARCADERO CENTER, 26th FLOOR
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN WARNKEN-BRILL 415.772.2127
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name — *if individual, state last, first, middle name*)

555 CALIFORNIA STREET (Address) SAN FRANCISCO (City) CALIFORNIA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DONALD H. PUTNAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUTNAM LOVELL SECURITIES INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

GLENDA O. THOMPSON
Comm. # 1241164
NOTARY PUBLIC CALIFORNIA
City & County of San Francisco
My Comm. Expires Nov. 7, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Putnam Lovell Securities Inc.

Audited Financial Statements
and Supplementary Information
Under Rule 17a-5 of the
Securities and Exchange Commission

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

■ Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Putnam Lovell Securities Inc.

We have audited the accompanying statement of financial condition of Putnam Lovell Securities Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Putnam Lovell Securities Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 13, 2002
San Francisco, California

Putnam Lovell Securities Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 3,156,372
Deposits with clearing broker	250,000
Deposits with banks	2,491,584
Receivables:	
Commission	517,667
Underwriting	521,657
Investment banking, net of allowance for doubtful receivables of $8,376	1,699,288
Investments:	
Marketable securities, at fair value	16,441
Nonmarketable securities, at fair value	886,715
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $4,397,133	8,620,115
Receivables from related parties	1,181,919
Other assets	1,016,510
Total assets	$ 20,358,268
Liabilities and stockholder's equity	
Accrued employee compensation	$ 3,834,201
Accounts payable and accrued expenses	1,793,652
Total liabilities	5,627,853
Commitments:	
Stockholder's equity:	
Common stock, par value $1 per share, 1,000,000 shares authorized; 553,606 shares issued and outstanding	553,606
Additional paid-in capital	34,605,343
Accumulated deficit	(20,428,534)
Total stockholder's equity	14,730,415
Total liabilities and stockholder's equity	$ 20,358,268

See notes to financial statements.